Exhibit 8.1

Subsidiaries of the Registrant

Arras Minerals Corp. (the “Company”) currently conducts its operations through subsidiaries. The names and ownership structure of its subsidiaries as of October 31, 2023 are set forth in the chart below:

Name	Jurisdiction of Incorporation or Organization	Ownership Percentage
Eidos Minerals LLP (“Ekidos”)	Kazakhstan	100% by Arras Minerals
Arras Metals Ltd. (“Arras Metals”)	Kazakhstan	100% by Arras Minerals